UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS
INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

LOLA ONE ACQUISITION CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	000-55804	82-1433756
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2255 Glades Road, Suite 324A, Boca Raton, Florida 33431
(Address of Principal Executive Offices, including Zip Code)

(561) 989-2208
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: March 20, 2018

Lola One Acquisition Corporation
2255 Glades Road, Suite 324A
Boca Raton, Florida 33431
Tel: (561) 989-2208

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

March 20, 2018

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.0001 per share, of Lola One Acquisition Corporation, a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF LOLA ONE ACQUISITION CORPORATION. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Ian Jacobs, President and director of Lola One Acquisition Corporation, 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431; telephone: (561) 989-2208.

By Order of the Board of Directors,

Ian Jacobs

President, Secretary and Director

Boca Raton, Florida
March 20, 2018

INTRODUCTION

This Information Statement is being mailed to the holders of record as of March 8, 2018 of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Lola One Acquisition Corporation, a Delaware corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur in connection with a proposed merger to be completed by and among the Company, a wholly-owned subsidiary of the Company (“Merger Sub”), and Amesite Inc., a Delaware corporation (“Amesite”), pursuant to which Merger Sub will merge with and into Amesite, with Amesite continuing as the surviving entity (the “Merger”) and as our wholly-owned subsidiary. The Merger will occur pursuant to an Agreement and Plan of Merger and Reorganization expected to be entered into by and among the Company, Amesite and Merger Sub (the “Merger Agreement”). This Information Statement is being mailed on or about March 20, 2018 to the holders of record of our Common Stock as of March 8, 2018.

The terms of the proposed Merger Agreement provide, among other things, that each one outstanding share of Amesite capital stock would be exchanged for 1.4583333 share of our Common Stock. This conversion ratio is an estimate only and the final conversion ratio will be determined pursuant to the Merger Agreement.

The Merger Agreement also contemplates a change in the majority of the Board at the effective time of the Merger (the “Effective Time”), which will be no earlier than the eleventh day following the date this Schedule 14f-1 is filed with the Securities and Exchange Commission (the “SEC”) and mailed to our stockholders (the “New Board Effective Date”). Pursuant to the terms of the Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the Board to five (5), will elect Ann Marie Sastry, Ph.D., J. Michael Losh, Edward H. Frank, Ph.D., Richard Ogawa and Anthony M. Barkett to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments.

The foregoing description of the proposed Merger Agreement does not purport to be complete and is qualified in its entirety by the terms of the actual Merger Agreement, which has yet to be completed and executed. We plan to file a copy of the executed version of the Merger Agreement as an exhibit to a Current Report on Form 8-K that will be filed with the SEC following execution of such agreement.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement. This Information Statement will be first mailed to the Company’s stockholders of record as of March 8, 2018 on or about March 20, 2018.

Please read this Information Statement carefully. It describes the terms of the proposed Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the proposed Merger. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of the date of this Information Statement, our Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote. As of March 8, 2018, there were 1,000,000 shares of our Common Stock issued and outstanding. No vote or other action of our stockholders is required in connection with this Information Statement.

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CHANGE OF CONTROL

Pursuant to the terms of a proposed Merger Agreement by and among the Company, Merger Sub and Amesite, at the Effective Time of the Merger, Amesite will become our wholly-owned subsidiary.

The transactions contemplated by the Merger Agreement are intended to be a reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the shares of our Common Stock issued to the former Amesite stockholders will be issued in reliance upon exemptions from registration pursuant to Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D.

As described above, the proposed Merger Agreement contemplates a change in the majority of the Board at the Effective Time, which will be no earlier than the New Board Effective Date. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the Board to five (5), will elect Ann Marie Sastry, Ph.D., J. Michael Losh, Edward H. Frank, Ph.D., Richard Ogawa and Anthony M. Barkett to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments. Because of the issuance of securities contemplated by the proposed Merger Agreement as well as the election of the directors proposed to take office as of the New Board Effective Date, there would be a change-of-control of the Company.

Our completion of the transactions contemplated under the proposed Merger Agreement is subject, first, to the execution and delivery of the proposed Merger Agreement by the parties thereto, and second, to the satisfaction of the conditions to closing to be set forth in the proposed Merger Agreement, including, among other things, preparation, filing and distribution to our stockholders of this Information Statement. There can be no assurance that the proposed Merger Agreement will be executed and delivered or the Merger will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officer and directors and our proposed executive officers and directors after completing the transactions contemplated by the proposed Merger Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not currently anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Amesite prior to the New Board Effective Date.

Current Executive Officers and Directors

The following table sets forth certain information regarding our current directors and executive officer:

Name	Age	Position
Ian Jacobs	41	President, Chief Executive Officer, Chief Financial Officer, Secretary and Director

Mark Tompkins	55	Director

Ian Jacobs has served as our President, Chief Executive Officer, Chief Financial Officer, Secretary and a director since inception. Mr. Jacobs has also been an associate of Montrose Capital Partners Limited (“Montrose Capital”) since 2008. Montrose Capital is a privately held company formed in 2001 which focuses on identifying public markets venture capital investment opportunities in high growth early stage companies. Montrose Capital is a sector agnostic privately held firm which has identified and invested, through its principal owners, in a wide spectrum of global industries, including in biotechnology, specialty pharmaceuticals, medical devices, robotics, and technology. Mr. Jacobs received a B.S. in Finance from the University of South Florida.

Mark Tompkins has served as a director since inception. Mr. Tompkins is also a founder and President of Montrose Capital since its inception in 2001. Montrose Capital is a privately held company which focuses on identifying public markets venture capital investment opportunities in high growth early stage companies. Montrose Capital is a sector agnostic privately held firm which has identified and invested , through its principal owners, in a wide spectrum of global industries, including in biotechnology, specialty pharmaceuticals, medical devices, robotics, and technology.

Mr. Jacobs and Mr. Tompkins’ past experience as executive officers and directors of shell companies which have completed a business combination will be beneficial to the Company as it seeks to carry out its business plan.

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Executive Officers and Directors Following the Merger

Upon the consummation of the Merger, the following individuals are expected to be named to the Board and executive management of the Company. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the Board to five (5), will elect Ann Marie Sastry, Ph.D., J. Michael Losh, Edward H. Frank, Ph.D., Richard Ogawa and Anthony M. Barkett to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign as directors and officers of the Company immediately prior to such appointments.

Name	Age	Position
Executive Officers
Ann Marie Sastry	50	Chief Executive Officer and Director

Non-Employee Directors and Directors-Elect
J. Michael Losh	70	Director
Edward H. Frank, Ph.D.	61	Director
Richard Ogawa	55	Director
Anthony M. Barkett	52	Director

Executive Officers

Ann Marie Sastry, Ph.D., Chief Executive Officer

Dr. Sastry has served as Amesite’s Chief Executive Officer since its incorporation in November 2017. In April 2008, Dr. Sastry founded and served as the Chief Executive Officer of Sakti3, a solid-state battery company that was sold to Dyson LTD in October 2015 for $90 million, where she served as the President until November 2018. From April 1995 until June 2012, Dr. Sastry was a professor of engineering at the University of Michigan where she was tenured and named Arthur F. Thurnau Professor of Mechanical, Biomedical, and Materials Science and Engineering, which is the University of Michigan’s highest teaching honor. Dr. Sastry graduated from the University of Delaware in 1989 with multiple awards and honors and a B.S. degree in mechanical engineering. Dr. Sastry later received a PhD degree in Mechanical Engineering from Cornell University. We believe that Dr. Sastry’s perspective and experience she brings as Amesite’s founder and Chief Executive Officer provides her with the qualifications to serve as a member of the Board.

Non-Employee Directors

J. Michael Losh, Director

Mr. Losh has served as a member of Amesite’s board of directors since February 2018. From July 2004 to May 2005, Mr. Losh served as Interim Chief Financial Officer of Cardinal Health, Inc., a diversified healthcare service company. From 1994 until 2000, Mr. Losh served as Chief Financial Officer and Executive Vice President of General Motors Corporation. Mr. Losh spent 36 years in various capacities with General Motors, where he served as Chairman of GMAC, its financial services group, Group Vice President of North American Sales, Service and Marketing, and Vice President and General Manager of both its Oldsmobile Division and Pontiac Division. Mr. Losh currently serves as a director of, Aon plc, Prologis, Inc., H.B. Fuller Corporation and Masco Corp., where he serves as non-executive chairman. He previously served as a director of Cardinal Health, Inc., CareFusion Corporation and TRW Automotive Corporation. Mr. Losh holds a B.S. in Mechanical Engineering from Kettering University and an M.B.A. from Harvard University. We believe Mr. Frank’s background as a chief financial officer of a large international automobile manufacturing company and his role as a board member of a variety of companies provides him with the qualifications to serve as a member of the Board.

Edward H. Frank, Ph.D., Director

Dr. Frank has served as a member of Amesite’s board of directors since February 2018. Dr. Frank was most recently co-founder and CEO of Cloud Parity, a voice of the customer startup from January 2014 through August 2016. From May 2009 to October 2013, Dr. Frank held the position of Vice President, Macintosh Hardware Systems Engineering at Apple Inc., a company that designs, manufactures and markets electronic devices. Prior to his tenure at Apple, Dr. Frank served as Corporate Vice President, Research and Development, of Broadcom Corp. Dr. Frank was founding CEO of Epigram, Inc., a developer of integrated circuits and software for home networking, which Broadcom acquired in 1999, and was a Distinguished Engineer at Sun Microsystems, Inc. Dr. Frank also serves as a director of Analog Devices, Inc., Cavium, Inc. and Quantenna Communications Inc. Dr. Frank served as a director of Fusion-IO, Inc. from October 2013 until July 2014 when it was acquired by SanDisk Corporation. Dr. Frank is vice-chairman of Carnegie Mellon University Board of Trustees, where he has been a Trustee since 2000, and since July 2017, has been Executive Director (pro bono) of Metallica’s All Within My Hands Foundation. He received a Ph.D. degree in Computer Science from Carnegie Mellon University. Dr. Frank also holds an M.S. and a B.S. in Electrical Engineering from Stanford University. We believe Dr. Frank’s deep understanding of the communications and hardware technology markets and his extensive executive leadership experience provide him with the qualifications to serve as a member of the Board.

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Richard Ogawa, Director

Mr. Ogawa has served as a member of Amesite’s board of directors since February 2018. Mr. Ogawa has served as General Counsel to Inphi Corporation since 2013. Mr. Ogawa also serves as General Counsel for MCube, Inc. funded by Kleiner Perkins Caufield & Byers. Mr. Ogawa also served as Chief Intellectual Property Officer for Stion Corporation, Soraa, Inc., Topanga Technologies, Inc., PVT Solar, Inc., Sakti, Inc., and others, which were funded by Khosla Ventures in Silicon Valley. Through OGAWA, P.C., Mr. Ogawa represented many other Silicon Valley companies. Mr. Ogawa has represented over two-hundred companies and has been associated with over a thousand patents and transactions. His practice specializes in intellectual property and transactions. The intellectual property work includes procurement of U.S. and foreign patents, strategies, portfolio development, counseling and opinions in the fields of semiconductors, integrated circuits, networking, Internet, memory disks, fishing lures (e.g., swimbaits), batteries, solar, lighting and other related technologies. Mr. Ogawa has successfully prosecuted to issue hundreds of U.S. patents, some of which have been successfully litigated and licensed. Heserved as Director of Sakti3, Inc. Mr. Ogawa received a B.S. in Chemical Engineering from the University of California, Davis in 1984 and a J.D. from Mc George School of Law, University of Pacific in 1991. We believe Mr. Ogawa’s extensive experience with technology companies provides him with the qualifications to serve as a member of the Board.

Anthony M. Barkett, Director

Mr. Barkett has served as a member of Amesite’s board of directors since February 2018. Mr. Barkett has been a California based real estate developer since 1998. Mr. Barkett was also a solo law practitioner from 1996 to 2008. Mr. Barkett holds Bachelor of Arts degrees in Economics and Political Science from the University of California at Los Angeles, as well as a Juris Doctor degree from the University of the Pacific McGeorge School of Law. Mr. Barkett is a member of the Board of Directors of the Downtown Stockton Alliance, a private economic development association located in Stockton, California. In 2013, Mr. Barkett was appointed by Governor Jerry Brown to the California Citizens Compensation Commission, a State commission that sets compensation for the legislature. For the past 15 years, Mr. Barkett has served as a political consultant for the Stockton East Water District. Over the past twenty (20) years, Mr. Barkett has been actively involved in real estate development, construction, leasing, and financing. We believe Mr. Barkett’s extensive business experience provides him with the qualifications to serve as a member of the Board.

Terms of Office

The Company’s directors and officers have been appointed or will be appointed following the proposed Merger. The officers will be appointed until their respective successors are duly elected and qualified or until their respective earlier resignation or removal in accordance with our bylaws. The directors will be appointed for one year terms or until their respective successors are duly elected and qualified or until their respective earlier resignation or removal in accordance with our bylaws. Immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the board to five (5), will elect Ann Marie Sastry, Ph.D., J. Michael Losh, Edward H. Frank, Ph.D., Richard Ogawa and Anthony M. Barkett to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign as directors and officers of the Company immediately prior to such appointments.

Significant Employees

As of the date hereof, we have no significant employees and do not anticipate having any significant employees following the proposed Merger, other than our executive officer.

Family Relationships

There are no family relationships between or among any of the current and incoming directors or executive officers.

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Involvement in Certain Legal Proceedings

To our knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no federal or state judicial or administrative orders, judgments or decrees or findings, no violations of any federal or state securities law, and no violations of any federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer (existing or proposed), promoter or control person of the Company during the past ten (10) years.

Transactions with Related Persons

Lola One Acquisition Corporation

On April 17, 2017, the Company issued (i) an aggregate of 935,000 shares of Common Stock to Mark Tompkins, a director of the Company, for an aggregate purchase price equal to $23,375 representing amounts advanced by Mr. Tompkins to counsel for the Company in connection with the formation and organization of the Company and (ii) an aggregate of 65,000 shares of Common Stock to Ian Jacobs, an officer and director of the Company, for an aggregate cash purchase price equal to $1,625, pursuant to the terms and conditions set forth in the Common Stock Purchase Agreement with each person.

On June 5, 2017, in connection with advances made in connection with costs incurred by the Company, the Company issued a promissory note to Mark Tompkins, a stockholder and director of the Company pursuant to which the Company agreed to repay Mr. Tompkins the sum of any and all amounts that Mr. Tompkins may advance to the Company on or before the date that the Company consummates a business combination with a private company or reverse takeover transaction or other transaction after which the Company would cease to be a shell company (as defined in Rule 12b-2 under the Exchange Act). Although Mr. Tompkins has no obligation to advance funds to the Company under the terms of the note, it is anticipated that he may advance funds to the Company as fees and expenses are incurred in the future. As a result, the Company issued the note in anticipation of such advances. Interest shall accrue on the outstanding principal amount of the note on the basis of a 360-day year from the date of borrowing until paid in full at the rate of six percent (6%) per annum. In the event that an Event of Default (as defined in the note) has occurred, the entire note shall automatically become due and payable (the “Default Date”), and starting from five (5) days after the Default Date, the interest rate on the note shall accrue at the rate of eighteen percent (18%) per annum. As of November 30, 2017, the amount due under the note was $17,197 including accrued interest of $572. During January 2018, the Company received additional advances totaling approximately $10,000 under the terms of the note. The funds have been used to cover expenses incurred by the Company.

The Company currently uses the office space and equipment of its management at no cost.

Amesite Inc.

As described above, our proposed members of the Board on the New Board Effective Date are elect Ann Marie Sastry, Ph.D., J. Michael Losh, Edward H. Frank, Ph.D., Richard Ogawa and Anthony M. Barkett; our proposed Chief Executive Officer and Director following the Merger is the Chief Executive Officer of Amesite; and our proposed Chief Financial Officer following the Merger is the Chief Financial Officer of Amesite.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the General Corporation Law of the State of Delaware.

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. We evaluate independence by the standards for director independence set forth in the NASDAQ Marketplace Rules. Under these rules, a director is not considered to be independent if he or she also is an executive officer or employee of the Company. Under such definition, one of our current directors, Ian Jacobs, would not be considered independent as he also serves as an executive officer of the Company. In addition, following the proposed Merger, (i) Ann Marie Sastry would not be considered independent as she will serve as an executive officer of the Company.

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Board Meetings; Annual Meeting Attendance

The Company was formed on April 6, 2017 and selected May 31 as its fiscal year end. The Board did not meet and the Company did not hold an annual meeting during its fiscal year ended May 31, 2017. The Board has conducted all of its business and approved all corporate action during the fiscal year ended May 31, 2017 through two unanimous written consents of its directors, in the absence of formal board meetings.

Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to our directors’ attendance at the annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our President and director at the address appearing on the first page of this Information Statement.

Committees of the Board of Directors

As our Common Stock is not presently listed for trading or quotation on a national securities exchange or NASDAQ, we are not presently required to have board committees.

The Board performs the functions of the audit committee. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Due to our small size and limited operations to date, we do not presently have a nominating committee or other committee performing similar functions. As we have only two stockholders, we have not adopted any procedures by which security holders may recommend nominees to the Board. We do not have a diversity policy.

Because the Board has not compensated our officers and directors since inception and has no intention of doing so prior to the Merger, we do not have a compensation committee or committee performing similar functions.

Section 16(a) Beneficial Ownership Reporting Compliance

Our Common Stock was not registered pursuant to Section 12 of the Exchange Act until August 26, 2017. Accordingly, for the fiscal year ended May 31, 2017 our directors, executive officers and persons who own more than 10% of our outstanding Common Stock (collectively, the “Section 16 insiders”) were not subject to the requirements under Section 16(a) of the Exchange Act to file initial reports of ownership in our Common Stock and reports of changes in ownership in such Common Stock with the SEC. As a result of the registration of our Common Stock pursuant to Section 12 of the Exchange Act, the Section 16 insiders are required to comply with Section 16 beginning with the fiscal year commencing June 1, 2017 and ending May 31, 2018.

Board Leadership Structure and Role in Risk Oversight

Ian Jacobs currently serves as our President, Chief Executive Officer, Chief Financial Officer, Secretary and a director and Mark Tompkins currently serves as a director. We do not have a Chairman of the Board or a lead independent director. At present, we have determined that this leadership structure is appropriate for the Company due to our small size and limited operations and resources as a shell company.

The Board recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of these leadership roles and our governing documents do not mandate a particular structure. This has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

After the closing of the proposed Merger and on the New Board Effective Date, the Board will initially be comprised of five (5) directors, consisting of Ann Marie Sastry, Ph.D., J. Michael Losh, Edward H. Frank, Ph.D., Richard Ogawa and Anthony M. Barkett, with Dr. Sastry serving as our Chairman.

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Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our Common Stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Stockholder Communication with the Board of Directors

Stockholders may send communications to the Board by writing to Lola One Acquisition Corporation, 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431, Attention: Board of Directors. Following the proposed Merger, stockholders may send communications to the Board by writing to Amesite Inc., 205 East Washington Street, Suite B, Ann Arbor, Michigan 48104, Attention: Board of Directors.

Executive Compensation

Since our inception, we have not paid any cash or other compensation to our executive officers or directors. We have not established nor maintained any stock option or other equity incentive plans since our inception. In addition, we have not established nor maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement, including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officer or any other persons following, or in connection with, the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

Compensation of Directors

No director of the Company has received any compensation of any nature on account of services rendered in such capacity. We have not established a policy to provide compensation to our directors for their respective services in such capacity.

Employment Agreements

We have no employment agreements with our executive officers.

Equity Compensation Plan

In connection with the proposed Merger, we may assume Amesite’s existing equity incentive plan and concurrently amend and restate such plan and we may adopt a plan proposed by Amesite which would be effective upon completion of the proposed Merger.

Security Ownership of Certain Beneficial Owners and Management

Prior to the Proposed Merger

The following table sets forth the number of shares of our Common Stock beneficially owned as of March 8, 2018 by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock, (ii) each director and named executive officer of the Company and (iii) all executive officers and directors as a group.

As of March 8, 2018, 1,000,000 shares of our Common Stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The address of each stockholder is listed in the table.

Name and Address	Title	Shares of Common Stock Beneficially Owned Pre-Merger	Percentage of Common Stock Beneficially Owned Pre-Merger
Greater than 5% Stockholders:
N/A		-	-

Directors and Named Executive Officers:
Ian Jacobs 2255 Glades Road, Suite 324A, Boca Raton, FL 33431	President, Chief Executive Officer, Chief Financial Officer, Secretary and Director	65,000	6.5%
Mark Tompkins Apt. 1,Via Guidino 23, 6900 Lugano Paradiso, Switzerland	Director	935,000	93.5%
All executive officers and directors (2 individuals)			100%

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Following the Proposed Merger

The following table sets forth anticipated information regarding the number of shares of our Common Stock beneficially owned, assuming the closing of the proposed Merger, by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock, (ii) each director, director-elect and named executive officer of the Company and (iii) all officers, directors and directors-elect as a group. In determining the percentage of shares of Common Stock beneficially owned, the following table assumes 9,333,333 shares of Common Stock issued and outstanding following the proposed Merger, but does not include (a) shares of Common Stock to be issued upon the consummation of a private placement offering of a minimum of 2,000,000 shares of Common Stock and a maximum of 4,666,666 shares of Common Stock (with an over-subscription option of up to an additional 2,000,000 shares of Common Stock) at a purchase price of $1.50 per share that we expect will be consummated immediately after the proposed Merger, (b) 895,834 shares of common stock to be issued upon the closing of the private placement offering to insiders of Amesite at a price of $1.20 per share and (c) shares of Common Stock that may be issuable pursuant to Amesite equity awards assumed in connection with the Merger but that have not yet been awarded to such persons by Amesite.

One or more persons in the table below may purchase shares of Common Stock in the private placement offering or decline to do so, resulting in changes to the percentage of Common Stock that they beneficially own immediately following the private placement offering. In addition, other third parties not listed in the table below may acquire shares of Common Stock that may result in beneficial ownership of more than 5% of the outstanding shares of Common Stock prior to or after the private placement offering.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table would have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table or its footnotes, the address of each stockholder listed in the table is Amesite Inc., 205 East Washington Street, Suite B, Ann Arbor, Michigan 48104.

Beneficial Owner	Title	Shares of Common Stock Beneficially Owned (#)(1)	Percentage of Common Stock Beneficially Owned (%)(1)
Greater than 5% Stockholders
N/A

Directors and Named Executive Officers
Ann Marie Sastry, Ph.D.	Chief Executive Officer, Director, Chairman	5,833,333	62.5%
J. Michael Losh	Director	0	*
Edward H. Frank, Ph.D.	Director	0	*
Richard Ogawa	Director	0	*
Anthony M. Barkett	Director	0	*

*	Indicates beneficial ownership of less than one percent of the outstanding shares of Common Stock.

Changes in Control

Except as contemplated by the Merger Agreement, we do not currently have any arrangements which if consummated may result in a change of control of our Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file periodic reports with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to the Board of Directors at: Lola One Acquisition Corporation, 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431, Attention: Board of Directors.

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